UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL REPORTS
FORM X-17A-5
PART III

SEC FILE NUMBER
8-66926

FACING PAGE
Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 01/01/25 _____ AND ENDING 12/31/25 _____

MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: **Forbes Securities Group LLC**

TYPE OF REGISTRANT (check all applicable boxes):

☑ Broker-dealer   ☐ Security-based swap dealer   ☐ Major security-based swap participant
☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

6400 S. Fiddlers Green, Suite 850

(No. and Street)

Greenwood Village	CO	80111
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Ana R Carter	813-442-1645	finop@forbes-partners.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Goldman & Company, CPAs, P.C.

(Name – if individual, state last, first, and middle name)

3535 Roswell Road	Marietta	GA	30062
(Address)	(City)	(State)	(Zip Code)

06/25/2009	1952
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, <u>Robert Forbes</u>, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of <u>Forbes Securities Group LLC</u>, as of <u>12/31</u>, 2 <u>025</u>, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

Signature:

<u>Robert A. Forbes</u>   Digitally signed by Robert A. Forbes
                                            Date: 2026.03.17 05:04:31 -06'00'

Title:

<u>Owner</u>

This filing contains (check all applicable boxes):**

- ■ (a) Statement of financial condition.
- ■ (b) Notes to consolidated statement of financial condition.
- ☐ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☐ (d) Statement of cash flows.
- ☐ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☐ (g) Notes to consolidated financial statements.
- ☐ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ■ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: _____

**To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.

THE FORBES SECURITIES GROUP LLC

REPORT PURSUANT TO RULE 17a-5(d)

YEAR ENDED DECEMBER 31, 2025

The report is deemed **CONFIDENTIAL** in accordance with Rule 17a-5(e)(3) under the Securities Exchange Act of 1934. A statement of financial condition has been filed with the Securities and Exchange Commission simultaneously herewith as a **PUBLIC DOCUMENT**.

THE FORBES SECURITIES GROUP LLC

<u>CONTENTS</u>

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Members and Management of
The Forbes Securities Group, LLC

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of The Forbes Securities Group, LLC as of December 31, 2025, and the related notes (collectively referred to as the “financial statement”). In our opinion, the financial statement presents fairly, in all material respects, the financial position of The Forbes Securities Group, LLC as of December 31, 2025, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

The financial statement is the responsibility of The Forbes Securities Group, LLC's management. Our responsibility is to express an opinion on The Forbes Securities Group, LLC’s financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the company in accordance with the U.S Federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

Goldman + Company CPA's PC

We have served as the Company's auditor since 2021.

Goldman & Company, CPA’s, P.C.
Marietta, Georgia
March 18, 2026

goldman & COMPANY, CPAs
3535 Roswell Road · Suite 32 · Marietta, GA 30062 · 770.499.8558 · Fax 770.425.3683

THE FORBES SECURITIES GROUP LLC

STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2025

ASSETS		
Current assets:		
Cash and cash equivalents	$	483,597
Total current assets		483,597
Other assets:		
Accounts receivable, net of allowance		128,820
Prepaid expenses		35,744
Total other assets		164,564
TOTAL ASSETS	$	648,161
LIABILITIES AND MEMBER'S EQUITY		
Current liabilities:		
Accounts payable and accrued expenses	$	106,563
Unearned revenues		15,000
Total current liabilities		121,563
Member’s Equity		526,598
Total member’s equity		526,598
TOTAL LIABILITIES AND MEMBER’S EQUITY	$	648,161

The accompanying notes are an integral part of this statement.

NOTE 1 -   ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Organization and Business

The Forbes Securities Group LLC, (the "Company") was formed as a Colorado LLC on February 1, 2017 and operates as a securities capital acquisition broker dealing in advisement and services related to Mergers and Acquisitions and Private Placements. The Company is registered with the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority, Inc. ("FINRA") and Securities Investor Protection Corporation ("SIPC").

Revenue Recognition

On January 18, 2018, the Company adheres to ASU 2014-09 *Revenue from Contracts with Customers* and all subsequent amendments to the ASU (collectively, "ASC 606"). ASC 606 created a single framework for recognizing revenue from contracts with customers that fall within its scope. Under ASC 606 revenue is recognized upon satisfaction of performance obligations by transferring control over goods or service to a customer. Services within the scope of ASC 606 include merger and acquisition advisory services. Refer to Revenue Recognition Note 7: *Revenue from Contracts with Customers* for further discussion on the Company's accounting policies for revenue sources withing the scope of ASC 606.

Depreciation

The Company provides for depreciation of computers and equipment on a straight-line basis over the estimated lives of the related assets ranging from 3 to 7 years. There was no depreciation in 2025.

Cash Equivalents

For purposes of the statement of cash flows, the Company considers all highly liquid instruments with a maturity of three months or less to be cash equivalents.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

NOTE 1 -   ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES *(continued)*

Accounts and Other Receivables

The Company has evaluated its accounts receivable and other receivables to determine that an allowance for bad debt was necessary as of December 31, 2025. The terms of accounts and other receivables are due when services are provided. The balance of accounts receivable at December 31, 2025 was $128,820, net of allowance for doubtful accounts of $10,000. Accounts receivable balance at January 1, 2025 was $106,300.

Income Taxes

The Company is a multi-member limited liability company and is not subject to federal and state income taxes: its income and deductions are included with those of the owners.

Under ASC 740-10, the Company is required to determine whether a tax position is more likely than not to be sustained upon examination by the applicable tax authority, including resolution of any tax related appeals or litigation processes, based on the technical merits of the position, including its tax status. The Company files an income tax return in the U.S. federal jurisdiction and may file more income tax returns in various U.S. states. The Company is not subject to income tax returns examinations by major taxing authorities for the years before 2017 (year of inception). The tax benefit recognized is measured as the largest amount of benefit that has a greater than fifty percent likelihood of being realized upon ultimate settlement. De-recognition of a tax benefit previously recognized results in the Company recording a tax liability that reduces net assets. However, the Company's conclusions regarding this policy may be subject to review and adjustment at a later date based on factors including, but not limited to, on-going analysis of and changes to tax laws, regulations and interpretations thereof. The Company recognizes interest accrued related to unrecognized tax benefits and penalties related to unrecognized tax benefits in income tax payable, if asserted. No interest expense or penalties have been recognized and the Company has no uncertain tax positions as of and for the year ended December 31, 2025.

Valuation of Securities – Fair Value

The fair value hierarchy is categorized into three levels based on the inputs as follows:

Level 1 - Valuations based on unadjusted quoted prices in active markets for identical assets or liabilities that the Company has the ability to access. Valuation adjustments are not applied to Level 1 securities. Since valuations are based on quoted prices that are readily and regularly available in an active market, valuation of these securities does not entail a significant degree of judgment.
Level 2 - Valuations based on quoted prices in markets that are not active or for which all significant inputs are observable, either directly or indirectly.
Level 3 - Valuations based on inputs that are unobservable and significant to the overall fair value measurement.

6

NOTE 1 - ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
(concluded)

Valuation of Securities (concluded)

The availability of valuation techniques and observable inputs can vary from security to security and is affected by a wide variety of factors, including the type of security, whether the security is new and not yet established in the marketplace, and other characteristics particular to the transaction.

To the extent that valuation is based on models or inputs that are less observable or unobservable in the market, the determination of fair value requires more judgment. Those estimated values do not necessarily represent the amounts that may be ultimately realized due to the occurrence of future circumstances that cannot be reasonably determined. Because of the inherent uncertainty of valuation, those estimated values may be materially higher or lower than the values that would have been used had a ready market for the securities existed. Accordingly, the degree of judgment exercised by the Company in determining fair value is greatest for securities categorized in Level 3. In certain cases, the inputs used to measure fair value may fall into different levels of the fair value hierarchy. In such cases, for disclosure purposes, the level in the fair value hierarchy within which the fair value measurement falls in its entirety is determined by the lowest level input that is significant to the fair value measurement.

Fair value is a market-based measure considered from the perspective of a market participant rather than an entity-specific measure. Therefore, even when market assumptions are not readily available, the Company's own assumptions are set to reflect those that market participants would use in pricing the asset or liability at the measurement date. The Company uses prices and inputs that are current as of the measurement date, including during periods of market dislocation. In periods of market dislocation, the observability of prices and inputs may be reduced for many securities. This condition could cause a security to be reclassified to a lower level within the fair value hierarchy.

The Company did not hold any securities as of December 31, 2025.

Basis of Accounting

The accompanying financial statements are prepared on the accrual basis of accounting as required by the SEC and FINRA.

The Company evaluates new accounting standards on an ongoing basis and will implement as required.

Broker Dealer – Single Reportable Segment
The Company is engaged in a single line of business as a securities broker-dealer, which is comprised of two classes of services, mergers and acquisitions and private placements. The Company has identified its President as the chief operating decision maker ("CODM"), who uses net income to evaluate the results of the business, predominantly in the forecasting process, to manage the Company. Additionally, the CODM uses excess net capital (see Note 2), which is not a measure of profit and loss, to make operational decisions while maintaining capital adequacy, such as whether to reinvest profits or pay dividends. The

Company's operations constitute a single operating segment and therefore, a single reportable segment, because the CODM manages the business activities using information of the Company as a whole. The accounting policies used to measure the profit and loss of the segment are the same as those described in the summary of significant accounting policies. The company derived 28 percent of its total revenues from a single external customer in 2025.

NOTE 2 - NET CAPITAL REQUIREMENTS

Pursuant to the net capital provisions of Rule 15c3-1 of the Securities Exchange Act of 1934, the Company is required to maintain a minimum net capital, as defined under such provisions. At December 31, 2025, the Company had net capital and net capital requirements of $377,034, and $7,104 respectively. The Company's net capital ratio (aggregate indebtedness to net capital) was 0.28 to 1. According to Rule 15c3-1, the Company's net capital ratio shall not exceed 15 to 1.

NOTE 3 - COMMITMENTS AND RELATED PARTY TRANSACTIONS

The Company entered into an expense allocation agreement[1] with Forbes Business Investments, Inc., dba The Forbes M+A Group ("FMA"), an affiliate under common ownership, whereby the Company shall be responsible for paying its share of the allocated expenses incurred by FMA in support of the operations of the Company. These expenses generally consist of rent, insurance, support labor, office supplies and other general and administrative services as applicable. For the year ended December 31, 2025, the total allocated expenses from FMA to the Company was $848,160.

During 2025, the Company also incurred reimbursable expenses from FMA of $110,459 paid on its behalf, $107,416 were paid during 2025 and $3,043[2] are outstanding in accounts payable and accrued expenses on the Statement of Financial Condition as of December 31, 2025.

NOTE 4 - CONCENTRATIONS

The Company maintains its cash in bank deposit accounts at high quality financial institutions. The balances, at time, may exceed the Federal Deposit Insurance Corporation's (the "FDIC") current $250,000 limit. At December 31, 2025, the Company's deposit balance exceeded the federally insured limit by $233,597.

The Company earned greater than 28% of its revenue from one customer.

NOTE 5 - COMMITMENTS AND CONTINGENCIES AND GOING CONCERN

The Company can be subject to litigation, arbitration settlements, and regulatory assessments which arise in the ordinary course of business as a registered capital acquisition broker. The Company recognizes a liability and expense for any such matters at the time exposure to loss is more than remote and an amount

---

[1] Most recently revised October 1, 2024
[2] Recorded in accounts payable and accrued expenses

of the loss is reasonable determinable. In the opinion of management, there are no outstanding matters at December 31, 2025 requiring contingent loss recognition.

NOTE 6 -   *REVENUE WITH CONTRACTS AND CUSTOMERS*

These services include agreements to provide merger and acquisition advisory services to customers for which they charge the customer a fee. The agreements contain hourly fees, retainers or success fees. The Success Fees on the Statement of Operations may be fixed or represent a percentage of value that the customer receives if and when the merger or acquisition is completed. Hourly Fees and Retainers are included in Advisory Fees on the Statement of Operations. The Company has evaluated its hourly fee payments and retainers to ensure these fees relate to the transfer of a good or service, as a distinct performance obligation, in exchange for the hourly fee or retainer. If a promised good or service in not distinct, the Company combines that good or service with other promised goods or services until it identifies a bundle of goods or services that is distinct. In some cases, that would result in the broker-dealer accounting for all the services promised in a contract as a single performance obligation and the hourly fee or retainer revenue is classified as deferred revenue on the Statement of Financial Condition. There was $15,000 in deferred revenue as of December 31, 2025.

NOTE 7 -   *SUBSEQUENT EVENTS*

The Company has evaluated subsequent events through March 18, 2026, the date the financial statements were available to be issued, and has determined that the following event requires disclosure but not adjustment to the financial statements.

On February 10, 2026, the Company, as respondent in a FINRA arbitration proceeding brought by a former registered representative related to a compensation dispute occurring prior to December 31, 2025, received a final award in its favor for $35,000 in compensatory damages and $11,730 as reimbursement of legal fees. As of the date these financial statements were available to be issued, no amounts related to the award had been collected. Because the award was issued subsequent to December 31, 2025, no amounts related to this award have been recognized in the accompanying financial statements. The Company will recognize any gain when realization of the award is assured.